2002 ANNUAL REPORT



Stanley
Furniture Company, Inc.

CORPORATE PROFILE

Founded in 1924, Stanley Furniture Co. Inc. (Nasdaq: STLY) is a leader in the design and manufacture of high-quality residential wood furniture supported by excellent service. Focused exclusively on the upper-medium-priced segment, Stanley's offerings range from traditional to contemporary with fashion-forward designs for rooms throughout the home that have captured nine coveted Pinnacle Awards from the American Society of Furniture Designers over the past five years. The Company's blended manufacturing approach combining production in Virginia and North Carolina with offshore sourcing emphasizes continuous improvement in quality and customer responsiveness while reducing costs. The shipment of orders to retail stores is among the fastest in the industry. Stanley's products are sold through furniture specialty stores, department stores and furniture store chains. Additional information about Stanley is available on its web site at stanleyfurniture.com.

MISSION

Profitably offer the best product in the Stanley segment and support it with excellent quality and service.

STRATEGY

Position Stanley as a wood resource in the upper-medium residential market segment offering a diversified product line distributed through multiple channels.

CORE BELIEFS

- Style leadership with a value orientation supported by excellent quality and service is the foundation for success.
- Uncompromising integrity in all our dealings will ensure that associates, customers and suppliers are always treated with respect and fairness.
- Superior profitability will assure perpetuation of the Company and the well-being of our stockholders, associates, customers and community neighbors.

Stanley
Furniture Company, Inc.

FINANCIAL HIGHLIGHTS



NET SALES TREND

(in millions)



$247
$265
$283
$234
$239
+17%
+7%
+7%
-17%
+2%
98
99
00
01
02

OPERATING MARGIN TREND

(percent of net sales)



11.3%
13.0%
12.3%
9.6%
10.8%
7.1%
9.3%
98
99
00
01
02
Reported
Pro forma

EARNINGS PER SHARE TREND

(in dollars)



$1.82
$2.47
$2.63
$1.76
$2.19
$1.21
$1.85
98
99
00
01
02
Reported
Pro forma

TABLE OF CONTENTS

(In thousands, except per share data)	% Increase	For the Years Ended December 31, 2002	2001	2000	1999	1998
Sales and earnings:						
Net sales	2.2%	$239,485	$ 234,322	$ 283,092	$ 264,717	$ 247,371
Operating income	34.2%	22,361	16,661	34,937	34,290	27,944
Pro forma operating income[1]	15.2%	25,909	22,484			
Net income	51.1%	12,571	8,321	19,540	19,213	14,483
Pro forma net income[1]	22.2%	14,859	12,164			
Per share:						
Net income, diluted	52.9%	$ 1.85	$ 1.21	$ 2.63	$ 2.47	$ 1.82
Pro forma net income, diluted[1]	24.4%	2.19	1.76			
Market price at year end		23.25	23.77	24.13	18.38	18.25
Financial position at year end:						
Cash		$ 9,227	$ 1,955	$ 1,825	$ 3,597	$ 6,791
Working capital		62,944	51,271	53,759	38,531	44,408
Total assets		172,485	163,003	179,206	170,522	154,374
Total debt		29,614	37,053	52,169	38,404	43,539
Stockholders' equity		99,687	87,294	79,477	79,573	62,368
Total debt less cash as a percentage of total debt less cash plus stockholders' equity		17.0%	28.7%	38.8%	30.4%	37.1%

[1] Excludes restructuring and unusual charges.

TO OUR STOCKHOLDERS

We are pleased to report solid earnings gains on a modest sales increase, despite a lingering recessionary environment and very difficult business conditions in the wood segment of the furniture industry. Sales increased 2.2%, operating income 15.2%, net income 22.2% and earnings per share 24.4% on a comparable basis before unusual and restructuring charges. An unusual charge was recorded in 2001 to write off amounts due from a major customer which declared bankruptcy and closed its stores. Restructuring charges were recorded in both 2001 and 2002 relating to a plant closing initiated in late 2001 and completed in the first half of 2002. Our operating profit margin, excluding the restructuring charges, of 10.8% for the year continues to rank among the best in the industry. The fourth quarter was particularly gratifying. With sales growth of 12.3%, operating income before restructuring charges increased 73.1% over the prior year.

Industry in Transition

Certainly, the industry has not escaped the effects of the continuing slowdown in the economy. By most accounts, the industry turned down in the second quarter of 2000 and continues to be very lackluster, especially in the wood segment at our price points (upper-medium) and higher. But the economic slowdown is a minor part of the painful transition taking place in the domestic wood furniture industry. Competitive pressures from lower cost imports are dramatically changing the landscape. This is creating a paradigm shift in our industry probably not seen since furniture manufacturing in the United States moved south in the early 1900's. The percentage of household wood furniture that is imported, primarily from China, has more than doubled in the last 5 years and is approaching 50% of total wood furniture sales. As a result, numerous domestic plant closings have occurred and many retailers have traded down to take short-term advantage of lower cost imports. Although difficult to quantify, inconsistent offshore deliveries, quality and deflation in pricing are causing considerable financial stress within the manufacturing and retail furniture industry.

Stanley's Blended Manufacturing Strategy

Throughout the 1990's, Stanley's focus was on quick response, excellent quality and great product. This strategy served the company and its stockholders well during this period, and Stanley arguably became the low-cost domestic producer in its market segment. But, the influx of offshore imports has changed the landscape and now we face new competitive challenges.



We believe companies are successful because they develop strategies to satisfy consumer needs and to differentiate themselves from the competition. Recognizing that everything — everything — starts with product, we constantly encourage our entire team, top to bottom, to *live* best product. Defined as something the consumer wants at a price she is willing to pay, best product is part design and part price. Blending efficient domestic manufacturing in tightly focused facilities with intelligent outsourcing of certain component parts and finished goods allows us to "style up without pricing up." This combination gives Stanley a competitive advantage by offering higher value and well-styled product, without sacrificing our culture of high quality and shorter delivery times. Customers are responding favorably to our strategy and we expect recent market share gains to continue.

International Presence

For 2003, we project that approximately 20% of our furniture shipments will be imported. An international sourcing organization comprised of seasoned Stanley veterans and international specialists has been created. As part of this organization, we have established an office in China, which represents the largest volume of our outsourced product. In addition, Stanley is purchasing from five other countries. Our approach to sourcing is

Albert L. Prillaman and Jeffrey R. Scheffer (right)

similar to our domestic manufacturing operations, and involves an intensive evaluation process focused on production efficiency, quality standards and scheduling systems and more. All sources must be visited and inspected by Stanley management and samples are required for approval. In many cases, our CEO and/or Chairman meet face-to-face with the principals of our sourcing partners.

This is a painstaking and often a lengthy process that will not be without its disappointments and missteps. Domestic manufacturing and importing decisions are based on our mission to provide the best product with superior quality and delivery. We remain convinced that in the end, the company with the best product succeeds.

Financial Strength

The Company's financial position continued to strengthen during the difficult economic climate of 2002. We repaid $7.4 million of debt, repurchased $3.1 million of our stock and increased our cash on hand $7.3 million. At the end of 2002, total debt outstanding was $29.6 million and cash on hand was $9.2 million. We anticipate being debt free, net of cash on hand, by the end of 2003. While not ruling out strategic acquisitions, we remain skeptical of the synergies and stockholder benefits of growth through acquisition. We intend to remain a focused, niche player in a fragmented furniture industry.

Initiation of Cash Dividends

Our financial strength provides the flexibility to react to competitive challenges and marketplace needs, and to implement a cash dividend policy in 2003. The Board of Directors recently approved a cash dividend policy and declared an initial quarterly dividend of 5 cents per share payable in early March 2003. Declaring a dividend demonstrates the Board's confidence in our strategy, growth opportunities and financial strength. We are pleased to be able to return profits to our stockholders.

Management Transition

Our President of nearly two years has assumed the additional duties of CEO and will be responsible for all operational aspects of the business and implementation of its strategies. Our Chairman, who served as CEO since 1985 and joined the Company in 1969, will focus on strategic initiatives and corporate governance issues. Significant additions to the marketing and sales team, combined with realignment of our product and operations teams, also have further strengthened company leadership. As a result, we believe our management team is talented and motivated to ensure that Stanley continues to outperform the industry.

Summary

This past year was one of significant progress. Our blended strategy began to produce positive results; our seasoned and performance-focused management team was enhanced with additions and realignments; and our financial position was strengthened in a difficult economic environment. We are confident that Stanley is a stronger company today than one year ago and stands ready to compete in the global economy.

After over a decade of service, two directors have decided to retire from our Board of Directors at the 2003 annual stockholders' meeting. David V. Harkins joined the board in 1988 and Edward J. Mack shortly thereafter in 1989. Both these individuals have been instrumental in shaping Stanley Furniture Company into what it is today. Their advice and counsel will be missed but their influence will leave a permanent imprint on how we run our business and conduct our affairs. We thank them for the years of dedicated service to our stockholders.

We also want you, our stockholders, to know that we value the trust you have shown in our Company. We are committed to continuing to earn that trust by producing solid results and conducting our affairs in a highly ethical and appropriate manner. We look forward to reporting another year of progress next year.

Albert L. Prillaman
Chairman of the Board

Jeffrey R. Scheffer
President and Chief Executive Officer

This past year was one of significant progress. Our blended strategy began to produce positive results; our seasoned and performance-focused management team was enhanced with additions and realignments; and our financial position was strengthened in a difficult economic environment.

BEDROOM

A LONG TRADITION OF DESIGN EXCELLENCE

Each fall, the Pinnacle Awards attract hundreds of submissions from furniture companies seeking to be recognized with the highest accolade for furniture design. Given by the American Society of Furniture Designers, an independent panel of highly respected industry leaders searches for extraordinary designs that exceed accepted standards of quality and value. Stanley has claimed an amazing nine Pinnacle Awards in the five years of the award's existence.

That's because good design, quality, value and service are a 79-year Stanley tradition. We believe everything — everything — starts with product. Our design team continually studies changing lifestyles and home design. We research style trends in other industries. Then, using only the finest sources for materials and components, blended with our high domestic manufacturing standards, we produce award-winning furniture styles, from traditional to contemporary, that are destined to be passed from one generation to the next.



Estate



HOME ENTERTAINMENT



Cottage Revival

BRINGING ENTERTAINMENT HOME

Stanley's home entertainment introductions have been re-engineered to respond to electronics trends without sacrificing furniture style. Whether it's a large-screen, wide-screen or rear-projection TV — with all of the associated components — Stanley has created a design solution. So, he can choose the TV he really wants and she can select the furniture of her dreams.



Peninsula

LOOKING TO UPSCALE PALETTES

One of the hallmarks of Stanley Furniture is its classic, timeless appeal. Designed for families, couples and young professionals, our collections for every room of the home reside in hip urban lofts, historic neighborhoods, beachside cottages, mountain getaways and suburban home developments. No matter what the setting, our furniture is always beautiful and always functional, for real people and the way people really live.

YOUNG AMERICA®


Summerhaven

THE LEADER IN KIDS' FURNITURE

Young America® knows that a child's room is no longer just a place for sleeping, and we design it that way, with the durability and the style to grow up with a child. That's why Young America® is the leader in kids' furniture; in selection of styles and finishes; in safety; in solutions for sleep, study and storage; and always in value.

HOME OFFICE


American View

FURNITURE THAT LOOKS LIKE HOME

Stanley's home office program puts the spotlight on style, to blend seamlessly with the rest of your home while accommodating today's office technology. Each piece of furniture so perfectly combines form and function, that it's hard to distinguish where style ends and work begins.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)	December 31, 2002	2001
ASSETS		
Current assets:		
Cash	$ 9,227	$ 1,955
Accounts receivable, less allowances of $2,633 and $2,024	27,832	23,862
Inventories:		
Finished goods	35,537	31,287
Work-in-process	6,922	7,833
Raw materials	11,699	10,402
Total inventories	54,158	49,522
Prepaid expenses and other current assets	1,311	2,354
Deferred income taxes	2,876	3,153
Total current assets	95,404	80,846
Property, plant and equipment, net	59,539	66,708
Goodwill	9,072	9,072
Other assets	8,470	6,377
Total assets	$ 172,485	$ 163,003
LIABILITIES		
Current liabilities:		
Current maturities of long-term debt	$ 6,914	$ 6,839
Accounts payable	13,386	11,841
Accrued salaries, wages and benefits	9,781	9,060
Other accrued expenses	2,379	1,835
Total current liabilities	32,460	29,575
Long-term debt, exclusive of current maturities	22,700	30,214
Deferred income taxes	13,084	11,251
Other long-term liabilities	4,554	4,669
Total liabilities	72,798	75,709
Commitments and Contingencies		
STOCKHOLDERS' EQUITY		
Common stock, $.02 par value, 10,000,000 shares authorized, 6,568,717 and 6,643,388 shares issued and outstanding	131	133
Capital in excess of par value	14,773	17,537
Retained earnings	84,799	72,228
Stock option loans	(16)	(2,604)
Total stockholders' equity	99,687	87,294
Total liabilities and stockholders' equity	$ 172,485	$ 163,003

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)	For the Years Ended December 31, 2002	2001	2000
Net sales	$ 239,485	$ 234,322	$ 283,092
Cost of sales	180,905	181,356	214,499
Restructuring and related charges (Note 2)	3,548	2,290	
Gross profit	55,032	50,676	68,593
Selling, general and administrative expenses	32,671	30,482	33,656
Unusual charge (Note 3)		2,800	
Restructuring and related charges (Note 2)		733	
Operating income	22,361	16,661	34,937
Other expense (income), net	(219)	47	(82)
Interest expense	3,090	4,007	4,003
Income before income taxes	19,490	12,607	31,016
Income taxes	6,919	4,286	11,476
Net income	$ 12,571	$ 8,321	$ 19,540
Earnings per share:			
Basic	$ 1.90	$ 1.26	$ 2.76
Diluted	$ 1.85	$ 1.21	$ 2.63
Weighted average shares outstanding:			
Basic	6,609	6,610	7,076
Diluted	6,782	6,900	7,429

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For each of the three years in the period ended December 31, 2002

(in thousands)	Common Stock Shares	Common Stock Amount	Capital in Excess of Par Value	Retained Earnings	Stock Option Loans
Balance at January 1, 2000	7,114	$ 142	$ 35,064	$ 44,367	
Purchase and retirement of stock	(870)	(17)	(19,737)		
Exercise of stock options	352	7	2,833		$ (3,078)
Stock option loan payments					356
Net income				19,540	
Balance at December 31, 2000	6,596	132	18,160	63,907	(2,722)
Purchase and retirement of stock	(86)	(2)	(1,971)		
Exercise of stock options	133	3	1,348		(16)
Stock option loan payments					134
Net income				8,321	
Balance at December 31, 2001	6,643	133	17,537	72,228	(2,604)
Purchase and retirement of stock	**(158)**	**(2)**	**(3,064)**		
Issuance of stock to Stanley Retirement Plan	**49**	**1**	**1,179**		
Exercise of stock options	**121**	**2**	**2,070**		**(72)**
Stock option loan payments	**(86)**	**(3)**	**(2,949)**		**2,660**
Net income				**12,571**	
Balance at December 31, 2002	**6,569**	**$ 131**	**$ 14,773**	**$ 84,799**	**$ (16)**

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	For the Years Ended December 31, 2002	2001	2000
Cash flows from operating activities:			
Cash received from customers	$ 235,017	$ 241,273	$ 281,949
Cash paid to suppliers and employees	(213,794)	(212,169)	(255,058)
Interest paid, net	(3,155)	(4,011)	(4,013)
Income taxes paid, net	(1,949)	(5,290)	(11,033)
Net cash provided by operating activities	16,119	19,803	11,845
Cash flows from investing activities:			
Capital expenditures	(1,037)	(4,172)	(8,768)
Other, net	695	(71)	42
Net cash used by investing activities	(342)	(4,243)	(8,726)
Cash flows from financing activities:			
Purchase and retirement of common stock	(3,066)	(1,973)	(19,754)
Issuance of senior notes		10,000	
Repayment of senior notes	(6,839)	(6,715)	(5,236)
Proceeds from (repayment of) revolving credit facility, net	(600)	(18,401)	19,001
Proceeds from exercise of stock options	1,205	940	459
Other, net	795	719	639
Net cash used by financing activities	(8,505)	(15,430)	(4,891)
Net increase (decrease) in cash	7,272	130	(1,772)
Cash at beginning of year	1,955	1,825	3,597
Cash at end of year	$ 9,227	$ 1,955	$ 1,825
Reconciliation of net income to net cash provided by operating activities:			
Net income	$ 12,571	$ 8,321	$ 19,540
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	5,724	5,900	7,546
Amortization	214	565	595
Unusual charge		2,800	
Restructuring charge	1,755	1,990	
Deferred income taxes	2,110	(248)	(263)
Other, net	34	29	86
Changes in assets and liabilities:			
Accounts receivable	(3,970)	6,563	(1,091)
Inventories	(4,636)	4,600	(10,842)
Prepaid expenses and other current assets	(418)	(2,300)	(1,852)
Accounts payable	1,545	(7,666)	(3,629)
Accrued salaries, wages and benefits	721	(1,719)	(999)
Other accrued expenses	544	1,313	564
Other assets	40	49	27
Other long-term liabilities	(115)	(394)	2,163
Net cash provided by operating activities	$ 16,119	$ 19,803	$ 11,845

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation — The consolidated financial statements include Stanley Furniture Company, Inc. (the "Company") and its wholly owned subsidiaries. All significant inter-company accounts and transactions have been eliminated. The Company is a leading designer and manufacturer of wood furniture exclusively targeted at the upper-medium price range of the residential market.

The Company operates in one business segment. Substantially all revenues result from the sale of residential furniture products. Substantially all of the Company's trade accounts receivable are due from retailers in this market, which consists of a large number of entities with a broad geographical dispersion.

Revenue Recognition — Revenue is recognized at the time risks and rewards of ownership transfer to the buyer.

Inventories — Inventories are valued at the lower of cost or market. Cost for all inventories is determined using the first-in, first-out (FIFO) method.

Property, Plant and Equipment — Depreciation of property, plant and equipment is computed using the straight-line method based upon the estimated useful lives. Gains and losses related to dispositions and retirements are included in income. Maintenance and repairs are charged to income as incurred; renewals and betterments are capitalized.

Capitalized Software Cost — The Company amortizes certain purchased computer software costs using the straight-line method over the economic lives of the related products not to exceed five years. Unamortized cost at December 31, 2002 and 2001 was $237,000 and $439,000, respectively.

Income Taxes — Deferred income taxes are determined based on the difference between the consolidated financial statement and income tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred tax expense represents the change in the deferred tax asset/liability balance. Income tax credits are reported as a reduction of income tax expense in the year in which the credits are generated. The Company currently provides for income tax contingencies.

Fair Value of Financial Instruments — The fair value of the Company's long-term debt is estimated using discounted cash flow analysis based on the incremental borrowing rates currently available to the Company for loans with similar terms and maturities. At December 31, 2002, the fair value approximated the carrying amount. The fair value of trade receivables, trade payables and letters of credit approximate the carrying amount because of the short maturity of these instruments.

Pension Plans — The Company's funding policy is to contribute to all qualified plans annually an amount equal to the normal cost and a portion of the unfunded liability, but not to exceed the maximum amount that can be deducted for federal income tax purposes.

Earnings per Common Share — Basic earnings per share is computed based on the average number of common shares outstanding. Diluted earnings per share reflects the increase in average common shares outstanding that would result from the assumed exercise of outstanding stock options, calculated using the treasury stock method.

Stock Options — The Company applies Accounting Principles Board Opinion No. 25 in accounting for stock options and discloses the fair value of options granted as permitted by Statement of Financial Accounting Standards No. 123. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the common stock at date of grant.

The estimated per share weighted-average fair value of stock options granted during 2002, 2001 and 2000 was $14.36, $14.70 and $15.86, respectively, on the date of grant. A risk-free interest rate of 4.0%, 5.1% and 5.0% for 2002, 2001 and 2000, respectively, and a 50% volatility rate with an expected life of 10 years was assumed in estimating the fair value for all three years.

The following table summarizes the pro forma effects assuming compensation cost for such awards had been recorded based upon the estimated fair value:

(in thousands, except per share data)	2002	2001	2000
Net income as reported	$ 12,571	$ 8,321	$ 19,540
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	1,783	1,940	879
Pro forma net income	$ 10,788	$ 6,381	$ 18,661
Earnings per share:			
Basic – as reported	$ 1.90	$ 1.26	$ 2.76
Basic – pro forma	$ 1.63	$ 0.97	$ 2.64
Diluted – as reported	$ 1.85	$ 1.21	$ 2.63
Diluted – pro forma	$ 1.60	$ 0.93	$ 2.52

Use of Estimates — The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Changes in such estimates may affect amounts reported in future periods.

2. Restructuring and Related Charges

The Company approved a plan in the fourth quarter of 2001 to close its former West End, North Carolina facility and consolidate production from this facility into other Company facilities as a result of excess capacity created by expanded offshore sourcing. Manufacturing operations were phased out during the first half of 2002, including the sale of real estate. As a result of the above, the Company recorded net restructuring and related charges of $3.5 million in 2002 and $3.0 million in 2001. The restructuring accrual at December 31, 2002, consists of a lease obligation and severance cost.

The following summarizes the 2002 and 2001 restructuring and related charges:

	2001			2002			
(in thousands)	Total Charges	Non-cash Charges	Reserve Balance 12/31/01	Total Charges	Non-cash Charges	Total Cash Payments	Reserve Balance 12/31/02
Inventory write-down	$ 300	$ 300					
Increased depreciation due to shorter lives	1,990	1,990		$ 1,755	$ 1,755		
Other exit costs	733		$ 733	1,793		$ 2,076	$ 450
Total	$ 3,023	$ 2,290	$ 733	$ 3,548	$ 1,755	$ 2,076	$ 450

3. Unusual Charge

An unusual charge of $1.8 million ($2.8 million pretax) or $.26 per diluted share was recorded in the second quarter of 2001 to write off amounts due from a major customer, which declared bankruptcy and closed its stores.

4. Property, Plant and Equipment

(dollar amounts in thousands)	Depreciable lives	2002	2001
Land and buildings	20 to 50	$ 38,237	$ 42,763
Machinery and equipment	5 to 12	74,204	79,139
Office furniture and equipment	3 to 10	1,710	1,829
Property, plant and equipment, at cost		114,151	123,731
Less accumulated depreciation		54,612	57,023
Property, plant and equipment, net		$ 59,539	$ 66,708

5. Debt

(in thousands)	2002	2001
7.28% Senior notes due March 15, 2004	$ 8,571	$ 12,857
7.57% Senior note due June 30, 2005	3,900	5,025
7.43% Senior notes due November 18, 2007	7,143	8,571
6.94% Senior notes due May, 2011	10,000	10,000
Revolving credit facility		600
Total	29,614	37,053
Less current maturities	6,914	6,839
Long-term debt, exclusive of current maturities	$ 22,700	$ 30,214

In August 2002, the revolving credit facility was amended to decrease available borrowings from $35.0 million to $25.0 million through August 2003, automatically renewable thereafter for one year periods unless terminated by either party. Interest under the facility is payable monthly at prime (4.25% on December 31, 2002) or, at the Company's option, the reserve adjusted LIBOR plus .75% per annum (1.38% on December 31, 2002). The Company utilizes letters of credit to collateralize certain insurance policies and inventory purchases. Outstanding letters of credit at December 31, 2002, were $1.1 million. At December 31, 2002, $24.2 million of additional borrowings were available under the revolving credit facility, after adjusting for a $780,000 letter of credit.

The above loan agreements require the Company to maintain certain financial covenants. The Company's ability to pay dividends with respect to its common stock and to repurchase its common stock is restricted to $25.0 million plus 50% of the Company's consolidated net earnings, adjusted for net cash proceeds received by the Company from the sale of its stock and the amount of payments for redemption, purchase or other acquisition of its capital stock, subsequent to January 1, 1999. At December 31, 2002, these covenants limit funds available to pay dividends and repurchase the Company's common stock to $29.4 million.

Annual debt service requirements are $6.9 million in 2003, $7.0 million in 2004, $4.3 million in 2005, $2.9 million in 2006 and $2.9 million in 2007.

6. Goodwill

On January 1, 2002, the Company adopted Statement of Financial Accounting Standard No. 142, ("SFAS 142"), "Goodwill and Other Intangible Assets". In accordance with SFAS 142, the Company discontinued goodwill amortization and tested goodwill of $9.1 million for impairment as of January 1, 2002 and December 31, 2002 determining that no impairment loss was necessary. The Company will continue to test goodwill for impairment at least annually. The following table presents net income on a comparable basis, after adjustment for goodwill amortization:

(in thousands, except per share amounts)	2002	2001	2000
Net income:			
As reported	$12,571	$ 8,321	$ 19,540
Goodwill amortization (net of tax)		336	336
Adjusted net income	$12,571	$ 8,657	$ 19,876
Basic earnings per share:			
As reported	$ 1.90	$ 1.26	$ 2.76
As adjusted	$ 1.90	$ 1.31	$ 2.81
Diluted earnings per share:			
As reported	$ 1.85	$ 1.21	$ 2.63
As adjusted	$ 1.85	$ 1.25	$ 2.68

7. Income Taxes

The provision for income taxes consists of:

(in thousands)	2002	2001	2000
Current:			
Federal	$ 4,515	$ 3,980	$ 10,623
State	294	554	1,116
Total current	4,809	4,534	11,739
Deferred:			
Federal	1,973	(228)	(233)
State	137	(20)	(30)
Total deferred	2,110	(248)	(263)
Income taxes	$ 6,919	$ 4,286	$ 11,476

A reconciliation of the difference between the federal statutory income tax rate and the effective income tax rate follows:

	2002	2001	2000
Federal statutory rate	35.0%	35.0%	35.0%
State tax, net of federal benefit	2.8	2.1	3.0
State tax credits and adjustments	(1.6)	(2.7)	(.7)
Goodwill		.9	.4
Life insurance	(1.1)	(1.5)	(.6)
Other, net	.4	.2	(.1)
Effective income tax rate	35.5%	34.0%	37.0%

The income tax effects of temporary differences that comprise deferred tax assets and liabilities at December 31 follow:

(in thousands)	2002	2001
Current deferred tax assets (liabilities):		
Accounts receivable	$ 1,007	$ 774
Inventory	(31)	110
Employee benefits	1,721	2,247
Other accrued expenses	179	22
Net current deferred tax asset	$ 2,876	$ 3,153
Noncurrent deferred tax liabilities:		
Property, plant and equipment	$ 11,687	$ 10,241
Employee benefits	1,397	1,010
Net noncurrent deferred tax liability	$ 13,084	$ 11,251

8. Stockholders' Equity

The Company used $3.1 million of cash to purchase 158,500 shares of its stock on the open market at an average price of $19.34 in 2002. For the three years ending December 31, 2002, the Company has used $24.8 million of cash to purchase 1.1 million shares of its common stock on the open market at an average price of $22.26. At December 31, 2002, approximately $4.9 million remains under the current Board of Directors authorization to repurchase shares of the Company's common stock.

In 2002, the Company contributed 49,000 shares of its common stock, with a fair value of $1.2 million, to the Stanley Retirement Plan.

During 2002, approximately 86,000 shares of the Company's common stock was surrendered by an executive officer to the Company in payment of a $2.6 million outstanding loan plus accrued interest. As of December 31, 2002, approximately $16,000 in stock option loans are outstanding, none of which are loans to executive officers of the Company.

On January 28, 2003, the Company's Board of Directors approved a dividend policy of $.20 per share per year, payable quarterly. The aggregate payments for 2003 are expected to be approximately $1.3 million.

In addition to its common stock, the Company's authorized capital includes 1,000,000 shares of "blank check" preferred stock. None was outstanding during the three years ended December 31, 2002. The Board of Directors is authorized to issue such stock in series and to fix the designation, powers, preferences, rights, limitations and restrictions with respect to any series of such shares. Such "blank check" preferred stock may rank prior to common stock as to dividend rights, liquidation preferences or both, may have full or limited voting rights and may be convertible into shares of common stock.

Basic and diluted earnings per share are calculated using the following share data:

(in thousands)	2002	2001	2000
Weighted average shares outstanding for basic calculation	6,609	6,610	7,076
Effect of stock options	173	290	353
Weighted average shares outstanding for diluted calculation	6,782	6,900	7,429

9. Employee Stock Plans

The Company's stock option plans provide for the granting of stock options up to an aggregate of 2,500,000 shares of common stock to key employees. The exercise price may not be less than the fair market value of the Company's common stock on the grant date. Granted options generally vest 20% annually. At December 31, 2002, 185,002 shares were available for grant.

Activity for the three years ended December 31, 2002 follows:

	Number of shares	Weighted-Average Exercise Price
Outstanding at January 1, 2000	763,816	$ 5.82
Lapsed	(5,000)	18.75
Exercised	(352,352)	4.98
Granted	400,000	24.88
Outstanding at December 31, 2000	806,464	15.56
Lapsed	(13,000)	26.03
Exercised	(132,952)	6.19
Granted	550,000	27.88
Outstanding at December 31, 2001	1,210,512	22.07
Lapsed	**(62,000)**	**26.18**
Exercised	**(120,756)**	**9.88**
Granted	**45,000**	**26.48**
Outstanding at December 31, 2002	**1,072,756**	**$20.73**

Summarized information regarding stock options outstanding and exercisable at December 31, 2002 follows:

	Outstanding			Exercisable	
Range of Exercise Price	Shares	Average Life	Average Price	Shares	Average Price
Up to $10	157,156	2.9	$ 5.09	157,156	$ 5.09
$10 to $20	15,600	6.2	18.53	10,320	18.34
$20 to $35	900,000	8.7	26.67	364,000	26.77
	1,072,756	7.8	$23.39	531,476	$20.20

10. Employee Benefit Plans

Defined Contribution Plan — The Company maintains a defined contribution plan covering substantially all of its employees and makes discretionary matching and profit sharing contributions. The total plan cost, including employer contributions, was $1.4 million in 2002, $1.5 million in 2001 and $1.6 million in 2000.

Pension Plans — Benefits do not accrue under the Company's pension plans after 1995. The financial status of the plans at December 31 follows:

(in thousands)	2002 Stanley Retirement Plan	2002 Supplemental Plan	2001 Stanley Retirement Plan	2001 Supplemental Plan
Change in benefit obligation:				
Beginning benefit obligation	$ 14,722	$ 1,499	$ 14,407	$ 1,541
Interest cost	1,042	110	1,091	104
Actuarial loss (gain)	1,692	202	675	(104)
Benefits paid	(3,126)	(61)	(1,853)	(42)
Settlement cost	585		402	
Ending benefit obligation	14,915	1,750	14,722	1,499
Change in plan assets:				
Beginning fair value of plan assets	15,423		16,558	
Actual return on plan assets	(1,598)		718	
Employer contributions	4,250	61		42
Benefits paid	(3,126)	(61)	(1,853)	(42)
Ending fair value of plan assets	14,949		15,423	
Funded status	34	(1,750)	701	(1,499)
Unrecognized loss (gain)	7,658		4,444	
Prepaid (accrued) pension costs	$ 7,692	$ (1,750)	$ 5,145	$ (1,499)

The Company made contributions totaling $4.3 million to the Stanley Retirement Plan during 2002. The contributions included $1.2 million in Company stock. At December 31, 2002, and 2001, the Stanley Retirement Plan assets included Company stock with a fair value of $1.2 million and $580,000, respectively. Components of pension cost follow:

(in thousands)	2002	2001	2000
Interest cost	$ 1,152	$ 1,195	$ 1,231
Expected return on plan assets	(1,117)	(1,247)	(1,334)
Net amortization and deferral	307	45	57
Net (credit) cost	342	(7)	(46)
Settlement expense	1,674	468	492
Total expense	$ 2,016	$ 461	$ 446

The assumptions used to determine the plans' financial status and pension cost were:

	2002	2001	2000
Discount rate for funded status	6.50%	7.25%	7.60%
Discount rate for pension cost	7.25%	7.60%	8.00%
Return on assets	7.50%	7.50%	7.50%

Postretirement Benefits Other Than Pensions — The Company provides health care benefits to eligible retired employees between the ages of 55 and 65 and provides life insurance benefits to eligible retired employees from age 55 until death. The plan's financial status at December 31 follows:

(in thousands)	2002	2001
Change in benefit obligation:		
Beginning benefit obligation	$ 3,026	$ 3,152
Service cost	48	40
Interest cost	211	222
Actuarial loss	276	
Plan participants' contributions	187	149
Benefits paid	(611)	(537)
Ending benefit obligation	3,137	3,026
Change in plan assets:		
Beginning fair value of plan assets		
Employer contributions	424	388
Plan participants' contributions	187	149
Benefits paid	(611)	(537)
Ending fair value of plan assets		
Funded status	(3,137)	(3,026)
Unrecognized net loss	1,087	858
Unrecognized transition obligation	1,304	1,434
Accrued benefit cost	$ (746)	$ (734)

Components of net periodic postretirement benefit cost were:

(in thousands)	2002	2001	2000
Service cost	$ 48	$ 40	$ 51
Interest cost	211	222	234
Amortization of transition obligation	130	130	130
Amortization and deferral	47	40	25
Net periodic postretirement benefit cost	$ 436	$ 432	$ 440

The weighted-average discount rates used in determining the actuarial present value of the projected benefit obligation were 6.50% in 2002, 7.25% in 2001 and 7.60% in 2000. The rate of increase in future health care benefit cost used in determining the obligation for 2002 was 10.0% gradually decreasing to 5.0% beginning in 2011, for 2001 was 11.0% gradually decreasing to 5.0% beginning in 2011 and for 2000 was 7.5% gradually decreasing to 5.5% beginning in 2004.

An increase or decrease in the assumed health care cost trend rate of one percentage point in each future year would affect the accumulated postretirement benefit obligation at December 31, 2002, by approximately $80,000 and the annual postretirement benefit cost by approximately $12,000.

Deferred Compensation — The Company has a deferred compensation plan, funded with life insurance policies, which permits certain management employees to defer portions of their compensation and earn a fixed rate of return. The accrued liabilities relating to this plan of $1.6 million at December 31, 2002 and $1.5 million at December 31, 2001 are included in accrued salaries, wages and benefits and other long-term liabilities. The cash surrender value, net of policy loans, is included in other assets. Policy loan interest of $789,000, $703,000 and $616,000 was charged to interest expense in 2002, 2001 and 2000 respectively.

11. Commitments and Contingencies

The Company leases showroom space and certain technology equipment. Rental expenses charged to operations were $1.2 million, $1.4 million and $1.6 million in 2002, 2001 and 2000, respectively. Future minimum lease payments are approximately as follows: 2003 - $780,000; 2004 - $607,000; 2005 - $59,000; 2006 - $7,000 and 2007 - $0.

In the normal course of business, the Company is involved in claims and lawsuits, none of which currently, in management's opinion, will have a material adverse affect on the Company's Consolidated Financial Statements.

12. Recent Accounting Pronouncements

On December 31, 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, "Accounting For Stock-Based Compensation – Transition and Disclosure". SFAS No. 148 provides additional guidance for those entities that elect to voluntarily adopt the accounting provisions of SFAS 123, "Accounting For Stock-Based Compensation". The Company has adopted this pronouncement for year ending December 31, 2002.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45) "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 clarifies the requirements of FASB Statement No. 5, "Accounting for Contingencies". FIN 45 requires that upon issuances of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The Company does not anticipate the adoption of FIN 45 will have a material impact on the Company's Consolidated Financial Statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Exit or Disposal Activities". SFAS No. 146 addresses significant issues regarding the recognition, measurement and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force ("EITF") has set forth in EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not anticipate the adoption of SFAS No. 146 will have a material impact on the Company's Consolidated Financial Statements.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of
Stanley Furniture Company, Inc.

PRICEWATERHOUSECOOPERS

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Stanley Furniture Company, Inc. and its subsidiaries at December 31, 2002 and December 31, 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 6 to the consolidated financial statements, the Company changed its accounting policy for goodwill amortization during 2002.

Greensboro, North Carolina
January 25, 2003

PricewaterhouseCoopers LLP

MANAGEMENT'S RESPONSIBILITY

The management of Stanley Furniture Company, Inc. is responsible for the accuracy and consistency of all the information contained in this Annual Report, including the consolidated financial statements. These statements have been prepared to conform with accounting principles generally accepted in the United States of America and include amounts based on management's best estimates and judgements where appropriate.

Stanley Furniture Company, Inc. maintains internal accounting controls designed to provide reasonable assurance the financial records are accurate, the assets of the company are safeguarded and the financial statements present fairly the financial position and results of operations of the company. Our internal control system is supported by written policies and procedures, the careful selection and training of qualified personnel and an organizational structure designed to ensure appropriate segregation of responsibilities.

The accompanying report of our independent accountants states their opinion on our consolidated financial statements based on their audit conducted in accordance with auditing standards generally accepted in the United States of America.

The Audit Committee of the Board of Directors, composed solely of outside directors, meets periodically with the independent accountants and management to review accounting, auditing, internal accounting control and financial reporting matters. The Audit Committee and the independent accountants have access to each other with or without management being present.

Jeffrey R. Scheffer
President and Chief Executive Officer

Douglas I. Payne
Executive Vice President, Finance and
Administration and Secretary

QUARTERLY FINANCIAL SUMMARY *(Unaudited)*

(in thousands, except per share data)	First	Second	Third	Fourth
2002 Quarters:				
Net sales	$ 59,574	$ 55,268	$ 61,338	$ 63,305
Gross profit	11,563[1]	12,621[2]	15,161[3]	15,687
Net income	1,867[1]	2,615[2]	4,139[3]	3,950
Net income per share:				
Basic	$ .28[1]	$ .39[2]	$ .63[3]	$ .60
Diluted	.27[1]	.37[2]	.62[3]	$ .59
Market price per share:				
High	$ 33.25	$ 36.82	$ 27.05	$ 26.20
Low	$ 23.29	$ 26.44	$ 17.70	$ 19.75
2001 Quarters:				
Net sales	$ 65,109	$ 52,856	$ 60,007	$ 56,350
Gross profit	15,273	12,252	13,812	9,339[5]
Net income	4,066	835[4]	3,236	184[5]
Net income per share:				
Basic	$ .62	$ .13[4]	$ .49	$ .03[5]
Diluted	.59	.12[4]	.47	.03[5]
Market price per share:				
High	$ 29.88	$ 33.73	$ 29.02	$ 28.19
Low	$ 22.63	$ 25.06	$ 21.66	$ 22.30

[1] Includes restructuring and related charges of $2.9 million pretax ($1.9 million net of taxes or $.27 per diluted share) for closure of a manufacturing facility. See Note 2.

[2] Includes restructuring and related charges of $852,000 pretax ($549,000 net of taxes or $.08 per diluted share) for closure of a manufacturing facility. See Note 2.

[3] Includes a restructuring credit of $209,000 pretax ($135,000 net of taxes or $.02 per diluted share) for closure of a manufacturing facility. See Note 2.

[4] Includes an unusual charge of $2.8 million pretax ($1.8 million net of taxes or $.26 per diluted share) to write off amounts due from a major customer. See Note 3.

[5] Includes restructuring and related charges of $3.0 million pretax ($2.0 million net of taxes or $.29 per diluted share) for closure of a manufacturing facility. See Note 2.

The Company's common stock is quoted on The Nasdaq Stock Market ("Nasdaq") under the symbol **STLY**. The market price per share reflects the high and low sales prices per share, for the periods indicated, as reported by Nasdaq. As of February 7, 2003, there were approximately 2,000 beneficial stockholders. To date the Company has used all earnings to finance the growth and development of its business and to repurchase its common stock. Accordingly, no cash dividends have been paid through December 31, 2002. In January 2003, the Company's Board of Directors approved a dividend policy of $.20 per share per year, payable quarterly. The first quarter 2003 dividend of $.05 is payable March 3, 2003, to stockholders of record as of February 14, 2003. The Company's dividend policy is subject to review and revision by the Board of Directors and any future payments will depend upon the financial condition, capital requirements and earnings of the Company, as well as other factors that the Board of Directors may deem relevant. The Company's ability to pay dividends and repurchase its common stock is restricted under certain loan covenants. See Note 5 of the Notes to Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations

Results of Operations

The following table sets forth the percentage relationship to net sales of certain items included in the Consolidated Statements of Income:

	For the Years Ended December 31,		
	2002	2001	2000
Net sales	**100.0%**	100.0%	100.0%
Cost of sales	**75.5**	77.4	75.8
Restructuring and related charges	**1.5**	1.0	
Gross profit	**23.0**	21.6	24.2
Selling, general and administrative expenses	**13.6**	13.0	11.9
Unusual charge		1.2	
Restructuring and related charges		.3	
Operating income	**9.4**	7.1	12.3
Other income, net	**.1**		.1
Interest expense	**1.3**	1.7	1.4
Income before income taxes	**8.2**	5.4	11.0
Income taxes	**2.9**	1.8	4.1
Income from operations	**5.3%**	3.6%	6.9%

2002 Compared to 2001

Net sales increased $5.2 million, or 2.2%, for 2002 compared to 2001. The increase was due primarily to higher unit volume.

Gross profit margin for 2002 increased to 24.5% from 22.6% in 2001, excluding restructuring and related charges. The increase was due primarily to cost savings resulting from closing the Company's former West End, North Carolina facility, offshore sourcing initiatives and lower raw material cost. This improvement was partially offset by lower production levels and higher wage and benefit expenses, primarily increased health care claims and pension expense. The Company expects these trends to continue in 2003.

Selling, general and administrative expenses for 2002 as a percentage of net sales, excluding restructuring charges, increased to 13.6% from 13.0% for 2001. Selling, general and administrative expenses increased $2.2 million compared to 2001 primarily as a result of the reinstatement of management bonuses due to higher earnings, higher selling expenses related to new product introductions and increased sales. The Company expects increased sourcing activities along with increases in certain marketing and product development costs to increase selling, general and administrative expenses in 2003.

As a result, operating income (excluding the unusual and restructuring charges) increased to $25.9 million, from $22.5 million in 2001.

An unusual charge of $1.8 million ($2.8 million pretax) was recorded in 2001 to write off amounts due from a major customer, which declared bankruptcy and closed its stores.

In December 2001, the Company announced a plan to expand offshore sourcing, realign manufacturing capacity and significantly lower operating costs. Integration of selected imported component parts and finished items in its product line will lower costs, provide design flexibility and offer a better value to customers. This initiative created excess capacity in the Company's manufacturing facilities. Accordingly, the Company decided to close its West End, North Carolina factory and consolidate production from this facility into other Company facilities. In 2002, manufacturing operations at the former West End facility were completely phased out and all closing related activities including the sale of real estate was completed.

As a result of the West End facility closing, the Company recorded total restructuring and related charges of $6.5 million. In 2002, the Company recorded restructuring and related charges, as a component of cost of sales, of $3.5 million pretax, that included $1.7 million for accelerated depreciation and $1.8 million for other exit costs, including plant operating inefficiencies and severance cost. In 2001, the Company recorded restructuring and related charges of $3.0 million that included $2.0 million in accelerated depreciation and $1.0 million for other exit costs. The restructuring accrual at December 31, 2002 of $450,000 consists of a lease obligation for real estate and severance cost.

The Company continues to evaluate its manufacturing capacity needs considering increased offshore sourcing, current and anticipated demand for its products, overall market conditions and other factors deemed relevant by management. Further capacity reductions could cause asset impairment or other restructuring charges in the future.

Interest expense for 2002 decreased due primarily to lower average debt levels.

The Company's effective income tax rate increased to 35.5% for 2002 from 34.0% in 2001. The lower 2001 percentage was due to lower state income taxes. The Company's effective tax rate is expected to increase to 36.3% in 2003, due to higher state taxes resulting from the phase-out of certain state tax credits.

2001 Compared to 2000

Net sales decreased $48.8 million, or 17.2%, for 2001 compared to 2000. The decrease was due primarily to lower unit volume in bedroom, dining room, home entertainment and accent tables and to a lesser extent lower unit volume in the Young America® youth bedroom. An unusual charge of $1.8 million ($2.8 million pretax) or $.26 per diluted share was recorded in the second quarter of 2001 to write off amounts due from a major customer, which declared bankruptcy and closed its stores. The elimination of shipments to this customer, which represented 7% of sales in 2000 and 2% of sales in 2001, reduced the Company's sales in 2001. During 2001, the Company adjusted production in response to lower demand levels. As a result, total inventories at December 31, 2001, declined $4.9 million compared to the prior year.

Gross profit margin for 2001 decreased to 22.6% from 24.2% in 2000, excluding restructuring and related charges. The decrease resulted primarily from lower sales and production in 2001. Start-up costs associated with the new home office factory, which began production in March 2000, reduced gross profit in the prior year. Improved performance from this facility partially offset the impact of lower sales and production levels in 2001. Fourth quarter 2001 results also benefited from lower raw material costs, primarily lumber.

Selling, general and administrative expenses for 2001 as a percentage of net sales, excluding the unusual and restructuring charges, increased to 13.0% from 11.9% for 2000. The higher percentage was the result of lower net sales. Selling, general and administrative expenses declined $3.2 million compared to 2000 primarily as a result of lower selling expenses directly attributable to the decrease in sales and the elimination of annual management bonuses for 2001 resulting from lower earnings.

As a result, operating income (excluding the unusual and restructuring charges) decreased to $22.5 million, from $34.9 million in 2000.

Interest expense for 2001 approximated prior year expense as increased average debt levels during 2001, resulting from stock repurchases in the later part of 2000, were offset by lower average borrowing rates.

The Company's effective income tax rate declined to 34.0% for 2001 from 37.0% in 2000, due to lower state income taxes.

Financial Condition, Liquidity and Capital Resources

The Company generated cash from operations of $16.1 million in 2002 compared to $19.8 million in 2001 and $11.8 million in 2000. The decrease in 2002 compared to 2001 is attributable primarily to reduced collections from customers as a majority of the sales increase occurred in the fourth quarter of 2002 and will be collected in the first quarter of 2003. Offsetting this decrease was lower tax payments required during 2002 as overpayments in 2001 were applied to 2002. The increase in 2001 compared to 2000 was attributable primarily to lower tax payments resulting from lower taxable income and lower state taxes. The cash generated from operations in 2002, 2001 and 2000 was used to reduce borrowings, fund capital expenditures and repurchase common stock.

Net cash used by investing activities was $342,000 in 2002 compared to $4.2 million and $8.7 million in 2001 and 2000, respectively. The Company received net proceeds of $695,000 from the sale of real estate at its former West End, North Carolina facility. The decline in capital expenditures for 2002 is due to the relocation of a significant portion of the machinery and equipment from the West End facility to other Company facilities. Net cash used for capital expenditures in 2000 was $8.8 million, reflecting $2.7 million of prior year capital expenditures included in accounts payable at December 31, 1999 and $6.1 million of capital expenditures in 2000. The expenditures in 2002, 2001 and the remaining expenditures in 2000 were primarily for plant and equipment and other assets in the normal course of business. Capital expenditures in 2003 are anticipated to be approximately $2.0 million.

Net cash used by financing activities was $8.5 million, $15.4 million and $4.9 million in 2002, 2001 and 2000, respectively. In 2002, cash from operations and proceeds from the exercise of stock options provided cash for senior debt payments, repayment of the revolving credit facility and purchase and retirement of the Company's common stock. In 2001, cash from operations and proceeds from the issuance of $10.0 million in senior notes provided cash for reduction of borrowings under the revolving credit facility, senior debt payments, capital expenditures and purchase and retirement of the Company's common stock. In 2000, cash from operations and borrowings under the revolving credit facility provided cash for the purchase and retirement of the Company's common stock, senior debt payments and capital expenditures.

During 2002, the Company purchased 158,500 shares of its stock in the open market at an average price of $19.34. At December 31, 2002, approximately $4.9 million remains authorized by the Company's Board of Directors to repurchase shares of the Company's common stock. Consequently, the Company may, from time to time, either directly or through agents, repurchase its common stock in the open market, through negotiated purchases or otherwise, at prices and on terms satisfactory to the Company. Depending on market prices and other conditions relevant to the Company, such purchases may be discontinued at any time. Also in 2002, 85,914 shares of the Company's common stock were surrendered by an executive officer to the Company in payment of a $2.6 million outstanding loan and accrued interest, relating to stock option exercises in 2000.

On January 28, 2003, the Company's Board of Directors approved a dividend policy of $.20 per share per year, payable quarterly. The aggregate payments for 2003 are expected to be approximately $1.3 million.

At December 31, 2002, long-term debt including current maturities was $29.6 million. Debt service requirements are $6.9 million in 2003, $7.0 million in 2004, $4.3 million in 2005, and $2.9 million in 2006. In August 2002, the revolving credit facility was amended to decrease available borrowings from $35.0 million to $25.0 million. As of December 31, 2002, approximately $24.2 million of additional borrowings were available under the Company's revolving credit facility and cash on hand was $9.2 million. The Company believes that its financial resources are adequate to support its capital needs and debt service requirements.

The following table sets forth the Company's contractual cash obligations and other commercial commitments at December 31, 2002:

		Payment due or commitment expiration			
(in thousands)	Total	Less than 1 year	2-3 years	4-5 years	Over 5 years
Contractual cash obligations:					
Long-term debt	$ 29,614	$ 6,914	$ 11,272	$ 5,714	$ 5,714
Operating leases	1,453	780	607	59	7
Total contractual cash obligations	$ 31,067	$ 7,694	$ 11,879	$ 5,773	$ 5,721
Other commercial commitments:					
Letters of credit	$ 1,051	$ 1,051			

Critical Accounting Policies

Management has chosen accounting policies that are necessary to accurately and fairly report the Company's operational and financial position. Below are the critical accounting policies that involve the most significant judgments and estimates used in the preparation of the Company's consolidated financial statements.

Allowance for doubtful accounts — The Company maintains an allowance for doubtful receivables for estimated losses resulting from the inability of trade customers to make required payments. The Company provides an allowance for specific customer accounts where collection is doubtful and also provides a general allowance for other accounts based on historical collection and write-off experience. Judgment is critical because some customers have experienced financial difficulties. As the financial condition of these customers change, the level of such allowances will be reevaluated.

Inventory valuation — Inventory is valued at the lower of cost or market. Cost for all inventories is determined using the first-in, first-out (FIFO) method. The Company evaluates its inventory to determine excess or slow moving items based on current order activity and projections of future demand. For those items identified, the Company estimates its market value or net sales value based on current trends. An allowance is created for those items having a net sales value less than cost. This process recognizes projected inventory losses when they become evident rather than at the time they are sold.

Long-lived assets — Property and intangible assets are reviewed for possible impairment when events indicate that the carrying amount of an asset may not be recoverable. Assumptions and estimates used in the evaluation of impairment may affect the carrying value of long-lived assets, which could result in impairment charges in future periods. Depreciation and amortization policies reflect judgments on the estimated useful lives of assets.

Tax Contingencies — Tax contingencies are recorded to address potential exposures involving tax positions the Company has taken that could be challenged by taxing authorities. These potential exposures result from the varying applications of statutes, rules, regulations and interpretations. The Company's estimate of the value of its tax contingencies contains assumptions based on past experiences and judgments about potential actions by taxing jurisdictions. The ultimate resolution of these matters may be greater or less than the amount that the Company has accrued.

Pension costs — The Company's pension expense is developed from actuarial valuations. Inherent in these valuations are key assumptions, including discount rates and expected return on plan assets, which are usually updated on an annual basis at the beginning of each year. The Company is required to consider current market conditions, including changes in interest rates, in making these assumptions. Changes in pension costs may occur in the future due to changes in these assumptions. The key assumptions used in developing 2002 net pension costs were a 7.25% discount rate and a 7.50% expected return on plan assets. These were consistent with the prior year assumptions except that the discount rate was reduced by 35 basis points due to current market conditions. Compared with the prior year, net pension cost increased $349,000, excluding the impact of settlement expense. Net pension cost is projected to increase approximately $425,000 in 2003, excluding the impact of settlement expense, primarily as a result of a reduction in discount rate from 7.25% in 2002 to 6.50% in 2003, a reduction in expected return on plan assets from 7.50% in 2002 to 6.50% in 2003 and increased amortization of unrecognized loss. In establishing its expected return on plan assets assumption, the Company reviews asset allocation considering plan maturity and develops return assumptions based on different asset classes adjusting for plan operating expenses. Actual asset over/under performance compared to expected returns will respectively decrease/increase unrecognized loss. The change in the unrecognized loss will change amortization cost in upcoming periods. A one percentage point change in the expected return assumption in the current year would have resulted in a change in pension expense of approximately $150,000.

The Company does not have transactions or relationships with "special purpose" entities, and the Company does not have any off balance sheet financing other than normal operating leases primarily for showroom and certain technology equipment.

Market Risks

Because the Company's obligation under its revolving credit facility bears interest at a variable rate, the Company is sensitive to changes in prevailing interest rates. A one-percentage point fluctuation in market interest rates would not have had a material impact on earnings in 2002.

Recent Accounting Pronouncements

On December 31, 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, "Accounting For Stock-Based Compensation –Transition and Disclosure". SFAS No. 148 provides additional guidance for those entities that elect to voluntarily adopt the accounting provisions of SFAS 123, "Accounting For Stock-Based Compensation". The Company has adopted this pronouncement for year ending December 31, 2002.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45) "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 clarifies the requirements of FASB Statement No. 5, "Accounting for Contingencies". FIN 45 requires that upon issuances of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The Company does not anticipate the adoption of FIN 45 will have a material impact on the Company's Consolidated Financial Statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Exit or Disposal Activities". SFAS No. 146 addresses significant issues regarding the recognition, measurement and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force ("EITF") has set forth in EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not anticipate the adoption of SFAS No. 146 will have a material impact on the Company's Consolidated Financial Statements.

Forward-Looking Statements

Certain statements made in this Annual Report are not based on historical facts, but are forward-looking statements. These statements can be identified by the use of forward-looking terminology such as "believes," "estimates," "expects," "may," "will," "should," or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. These statements reflect the Company's reasonable judgment with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include competition in the furniture industry including competition from lower-cost foreign manufacturers, the Company's success in implementing its blended strategy of expanded offshore sourcing and domestic manufacturing, disruptions in offshore sourcing including those arising from supply or distribution disruptions or changes in political or economic conditions affecting the countries from which the Company obtains offshore sourcing, the cyclical nature of the furniture industry, fluctuations in the price for lumber which is the most significant raw material used by the Company, credit exposure to customers in the current economic climate, capital costs and general economic conditions. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new developments or otherwise.

SELECTED FINANCIAL DATA

(in thousands, except per share and employee data)	Years Ended December 31,							
	As Reported		Pro Forma[1]					
Income Statement:	2002	2001	2002	2001	2000	1999	1998	1997
Net sales	**$239,485**	$ 234,322	**$239,485**	$ 234,322	$ 283,092	$ 264,717	$ 247,371	$ 211,905
Cost of sales	**180,905**	181,356	**180,905**	181,356	214,499	196,631	186,931	159,453
Restructuring and related charges	**3,548**	2,290						
Gross profit	**55,032**	50,676	**58,580**	52,966	68,593	68,086	60,440	52,452
Selling, general and administrative expenses	**32,671**	30,482	**32,671**	30,482	33,656	33,796	32,496	29,949
Unusual charge		2,800						
Restructuring and related charges		733						
Operating income	**22,361**	16,661	**25,909**	22,484	34,937	34,290	27,944	22,503
Other expense (income), net	**(219)**	47	**(219)**	47	(82)	388	411	276
Interest expense	**3,090**	4,007	**3,090**	4,007	4,003	3,478	4,164	3,538
Income before income taxes	**19,490**	12,607	**23,038**	18,430	31,016	30,424	23,369	18,689
Income taxes	**6,919**	4,286	**8,179**	6,266	11,476	11,211	8,886	7,102
Net income	**$ 12,571**	$ 8,321	**$ 14,859**	$ 12,164	$ 19,540	$ 19,213	$ 14,483	$ 11,587
Basic earnings per share	**$ 1.90**	$ 1.26	**$ 2.25**	$ 1.84	$ 2.76	$ 2.70	$ 2.07	$ 1.38[2]
Diluted earnings per share	**$ 1.85**	$ 1.21	**$ 2.19**	$ 1.76	$ 2.63	$ 2.47	$ 1.82	$ 1.25[2]
Income statement ratios and other data:								
Gross profit as a percent of net sales	**23.0%**	21.6%	**24.5%**	22.6%	24.2%	25.7%	24.4%	24.8%
Operating income as a percent of net sales	**9.3%**	7.1%	**10.8%**	9.6%	12.3%	13.0%	11.3%	10.6%
Net income as a percent of net sales	**5.2%**	3.6%	**6.2%**	5.2%	6.9%	7.3%	5.9%	5.5%
Income taxes as a percentage of pretax income	**35.5%**	34.0%	**35.5%**	34.0%	37.0%	36.8%	38.0%	38.0%
Earnings before interest, taxes, depreciation and amortization as a percent of net sales	**12.6%**	10.7%	**13.4%**	12.3%	15.2%	15.2%	13.5%	13.1%
Depreciation and amortization [3]	**$ 7,693**	$ 8,455	**$ 5,938**	$ 6,465	$ 8,141	$ 6,347	$ 5,775	$ 5,432
Balance sheet and other data:			2002	2001	2000	1999	1998	1997
Cash			**$ 9,227**	$ 1,955	$ 1,825	$ 3,597	$ 6,791	$ 756
Inventories			**54,158**	49,522	54,423	43,580	46,514	45,730
Working capital			**62,944**	51,271	53,759	38,531	44,408	41,440
Total assets			**172,485**	163,003	179,206	170,522	154,374	143,225
Long-term debt including current maturities			**29,614**	37,053	52,169	38,404	43,539	52,577
Stockholders' equity [4]			**99,687**	87,294	79,477	79,573	62,368	48,247[2]
Capital expenditures [5]			**$ 1,037**	$ 4,172	$ 6,068	$ 25,566	$ 6,680	$ 4,076
Ratio of total debt to total capitalization [6]			**22.9%**	29.8%	39.6%	32.6%	41.1%	52.1%
Employees			**2,600**	3,050	3,350	3,100	2,875	2,800
Stock repurchases:								
Shares			**158**	86	869	227	315	2,326[2]
Total cost			**$ 3,066**	$ 1,973	$ 19,754	$ 4,708	$ 5,553	$ 25,330
Closing stock price			**$ 23.25**	$ 23.77	$ 24.13	$ 18.38	$ 18.25	$ 13.94[2]

[1] Pro forma excludes restructuring and related charges related to the closure of the West End, North Carolina facility for 2002 and 2001. Pro forma for 2001 also excludes an unusual charge to write off amounts due from a major customer. See Notes 2 and 3 of the Notes to Consolidated Financial Statements.

[2] Amounts have been retroactively adjusted to reflect the two-for-one stock split, distributed in the form of a stock dividend, on May 15, 1998.

[3] Pro forma 2002 and 2001 excludes $1.7 million and $2.0 million respectively, in increased depreciation charges resulting from the plant closing. See Note 2 of the Notes to Consolidated Financial Statements.

[4] No dividends have been paid on the Company's common stock during any of the years presented.

[5] In 1999, the Company spent $10 million on expansion projects at existing facilities and $15 million to purchase and equip a new facility.

[6] Total capitalization includes total debt and stockholders' equity.

OFFICERS, DIRECTORS AND STOCKHOLDER INFORMATION

DIRECTORS AND EXECUTIVE OFFICERS

Albert L. Prillaman
Chairman of the Board

Robert G. Culp, III(A,N)
Director; Chairman and
Chief Executive Officer,
Culp, Inc.

David V. Harkins(A,C,N)
Director; President,
Thomas H. Lee Partners, LP

Edward J. Mack(A,C,N)
Director; President,
Global Business Services, Ltd.

T. Scott McIlhenny, Jr.(A,C,N)
Director; Chief Operating Officer,
Northstar Travel Media LLC

Thomas L. Millner(A,C,N)
Director; President and
Chief Executive Officer,
Remington Arms Company, Inc.

Jeffrey R. Scheffer
President and Chief Executive Officer;
Director

Philip D. Haney
Executive Vice President — Marketing and Sales

Douglas I. Payne
Executive Vice President —
Finance and Administration,
and Secretary

William A. Sibbick, Jr.
Senior Vice President — Product Manager

Robert J. Smith
Senior Vice President — Operations

Committees:
A - Audit
C - Compensation and Benefits
N - Nominating Committee

STOCKHOLDER INFORMATION

Legal Counsel
McGuireWoods LLP
Richmond, VA

Transfer Agent
Continental Stock Transfer & Trust Co.
17 Battery Place, 8th Floor
New York, NY 10004
Tel: 212-509-4000
Fax: 212-509-5150
continentalstock.com

Independent Accountants
PricewaterhouseCoopers LLP
Greensboro, NC

Stock Listing
Nasdaq Stock Market
Symbol - **STLY**

Corporate Headquarters
Stanley Furniture Company, Inc.
1641 Fairystone Park Highway
P. O. Box 30
Stanleytown, VA 24168
Tel: 276-627-2000
Email: investor@stanleyfurniture.com

Web Site
stanleyfurniture.com

Annual Meeting
April 16, 2003, 11:00 a.m.
Stanley Furniture Company, Inc.
1641 Fairystone Park Highway
Stanleytown, VA 24168

Form 10-K, Other Investor Information
For a free copy of the Annual Report on Form 10-K as filed with the Securities and Exchange Commission or other information about Stanley Furniture Company, please visit our web site or contact Doug Payne at the above address.

Stanley
Furniture Company, Inc.

1641 Fairystone Park Highway

Stanleytown, Virginia 24168

(276) 627-2000

For additional information visit our
web site at stanleyfurniture.com